# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Snow Lake Resources Ltd, CIK 0001769697
CUSIP: 83336J208
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 360 Main St 30th Floor, Winnipeg, Manitoba Canada (A2), R3C 0V1
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0001213900-22-066196
Filed by CIK 0001852551
Persons authorized to receive notices and communications: Jeff Fessler, Esq, 30 Rockefeller Plaza, New York, New York (NY), 10112, (212) 653-8700

## Reporting persons
- Nova Minerals Ltd (CIK 0001852551): type of reporting person: other (OO); citizenship or place of organization: Australia (C3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: All ownership percentages in this schedule are calculated based on an aggregate of 76,419,516 common shares, no par value per share ("Common Shares") of Snow Lake Resources Limited (the "Issuer") outstanding as set forth in the prospectus supplement on Form 424(b)(5) filed by the Issuer with the Securities and Exchange Commission ("SEC") on December 30, 2024 which includes the 18,750,000 Common Shares sold by the Issuer in a best efforts public offering that closed on December 2031, 2024 as reported in Form 6-K filed by the Issuer with the SEC on December 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value per share
Name of issuer: Snow Lake Resources Ltd

## Item 2. Identity and Background
Name of person filing: Nova Minerals Limited
Residence or business address: Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161, Australia
Present principal occupation or employment:
The Reporting Person is principally engaged in the business of exploration for and evaluation of mineral deposits. The name, citizenship, business address, and present principal occupation or employment of each executive officer and member of the board of directors of the Reporting Person are set forth below.

Name and Business Address - Present Principal Occupation

Richard Beazley, a citizen of Australia Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161 Australia - Non-Executive Chairman and Non-Executive Director of Nova Minerals Limited

Christopher Gerteisen, a citizen of Australia and the United States Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161 Australia - Chief Executive Officer and Executive Director of Nova Minerals Limited

Louie Simens, a citizen of Australia Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161 Australia - Executive Director of Nova Minerals Limited

Craig Bentley, a citizen of New Zealand Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161 Australia - Executive Director of Finance and Compliance of Nova Minerals Limited

Avi Geller, a citizen of the United States Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161 Australia - Non-Executive Director of Nova Minerals Limited; Chief Investment Officer of Leonite Capital LLC

Ian Pamensky, a citizen of Australia Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161 Australia - Company Secretary of Nova Minerals Limited

Michael Melamed, a citizen of Australia Suite 5, 242 Hawthorn Road, Caulfield, Victoria 3161 Australia - Chief Financial Officer of Nova Minerals Limited
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person listed under Item 2(c) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person listed under Item 2(c) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, citizenship, business address, and present principal occupation or employment of each executive officer and member of the board of directors of the Reporting Person are set forth under Item 2(c) above and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: On December 30, 2024, the Reporting Person sold 2,903,814 of the Issuer's Common Shares at a weighted average price of $1.0161 per share, for the aggregate price of $2,950,511.34 and on December 31, 2024 the Reporting Person sold 3,696,186 shares of the Issuer's Common Shares at a weighted average price of $1.0229 per share, for the aggregate price of $3,780,828.66 , both in open market sales permitted under applicable securities laws for aggregate sales of 6,600,000 of the Issuer's Common Shares for aggregate gross proceeds of $6,731,340. Following the sale of these shares, the Reporting Person did not own any Common Shares of the Issuer. The Reporting Person filed a Form 144 on December 30, 2024 under which it described its intention to sell 6,600,000 Common Shares over the 90-days following filing of the form

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 0 Common Shares of the Issuer, representing 0% of the Issuer's common stock following the sale of the Issuer's shares of common stock reported on this form, based on 76,419,516 shares of the Issuer's common stock outstanding as of December 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person is deemed to have sole power to vote or direct the vote of 0 shares of the Issuer's Common Shares, sole power to dispose or to direct the disposition of 0 shares of the Issuer's Common Shares, shared power vote or direct the vote of 0 shares of the Issuer's Common Shares and shared power to dispose or to direct the disposition of 0 shares of the Issuer's Common Shares.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Persons, no transactions were effected by the Reporting Persons during the past 60 days other than the transactions described herein. The disclosure in Item 4 of this Amendment is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 30, 2024

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described under Items 3, 4 and 5 and as set out in Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Nova Minerals Ltd: /s/ Christoper Gerteisen, Christopher Gerteisen, Chief Executive Officer (01/02/2025)
- Nova Minerals Ltd: /s/ Craig Bentley, Craig Bentley, Director of Finance and Compliance (01/02/2025)